Sascha Deri

[redacted]

EDUCATION

UNIVERSITY OF SOUTHERN MAINE
B.S. in Electrical Engineering, May 1996

EARLHAM COLLEGE
B.A. Physics, June 1993

EXPERIENCE

2014 - Present

bluShift Aerospace, Brunswick, ME
CEO and Founder
Building agile, and innovative small rocket propulsion company, created a novel multi-phase, go-to-market strategy in a heavy R&D, high-tech space industry, developing sales, innovating new technologies and methods, communications and marketing strategy, fundraising and investor strategy, community and public outreach to develop critical future infrastructure, oversee customer development and strategy, provide overarching technical milestone requirements, participate in regulatory requirements processes. Secured contracts with NASA, DAF and USSF for rocket propulsion systems.

2022 - 2024

altE, Boxborough, MA
Chair of the Board and Co-Founder
Provide guidance and leadership to altE's executive team in setting goals, growth planning and company culture

1999 - 2021

altE, Boxborough, MA
CEO and Co-Founder
Innovated,led and developed an online retail and distribution company that generates over $35M in annual sales, 45 employees, and three locations within the US. Maintained profitability and growth all but 2 years of 22 years of running the company, innovated and developed additional business endeavors within the company to drive the success it has become today

2000 – 2002

Broadband Access Systems/ADC, Westborough, MA
Product Manager
Interfaced and negotiated with major US cable communications executives, their engineering teams and our internal engineering staff to define and develop one of the highest-performing, resilient cable modem provisioning systems in the market.

1999 – 2000

LUCENT, Holmdel, NJ
Technical Marketing Engineer within Lucent's Cable Communications Business Unit.
Responsibilities included: market research/feature requirements, competitive analysis, key differentiators, benefits bulletin for sales team, designed and coordinating sales team training plan, sales and customer training for US and Latin America

1998 - 1999

NEC, Miami Lakes, FL
Marketing Engineer at NEC's International Business Center for Latin America.
Responsibilities included: Analysis of Latin American telecommunications market for NEC's transmission and data access product lines, prepare and perform technical and marketing presentations for clients and regional offices throughout Latin America, prepare pricing plans, competitor analysis

1996 - 1998

LUCENT, N. Andover/ Hyannis, MA
Functional Test Engineer - Lightwave Division

Responsibilities included: Design, development and deployment of testing facilities to perform and automate production tests of advanced high-speed optical and data transmission systems. Supervised product testing.

Software Engineer - Programmable switches.
Responsibilities included: Development and design of remote diagnostic software